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March 13, 2008

United States Securities and

  Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:

Chris White,

Branch Chief

Dear Sirs:

Re:

Radius Gold Inc. – Form 20-F for Fiscal Year Ended December 31, 2006

Filed June 29, 2007; File No. 1-32556

Further to your letters of December 18, 2007 and January 20, 2008, Mr. David Cass, Vice-President, Exploration of Radius Gold Inc., responds to your comments as follows:

Geological Mineral Deposits and Resources, page 10

We enclose a letter dated March 7, 2008 from Chlumsky Armbrust & Meyer with respect to their selection of the cutoff grade.  Based on this, we propose to amend page 10 of the Form 20F regarding the Company’s Tambor property as follows:

To assess the mineable continuity of a deposit and hence how far resources may reasonably be projected, CAM used indicator variograms at an approximate mining cutoff.   Using reasonable economic criteria in effect when the resource estimate was prepared in late 2003 of:  a gold price of $250 per ounce; gold recovery of 70% for a heap leach operation; and an operating cost of $4.00 per tonne, results in a calculated economic cutoff grade of 0.5 g/t Au.   For purposes of the initial resource assessment, a cutoff grade of 0.3 g/t Au was selected.

CAM is of the opinion that using a cutoff grade of 0.3 g/t Au is appropriate for resource estimation because of the demonstrated continuity of gold mineralization at this grade.  Material included in the resource having a grade between 0.3 g/t Au and 0.5 g/t Au can be considered internal dilution that may need to be mined with the ore .  The average grade of the resource estimate at the 0.3 g/t Au cutoff is 2.83 g/t Au, well above the economic cutoff grade . It should be noted that selection of a final cutoff for the deposit will require detailed metallurgical testing.

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Please let us know if the above-noted amendments to the Tambor section of the Form 20-F are acceptable, and we will then file on EDGAR an Amended 20F reflecting these changes, plus the changes to the Ecuador section outlined in our letter to you of January 11, 2008.  Thank you.

Sincerely,

RADIUS GOLD INC.

Per:

    “Cheryl Messier”

Cheryl Messier,

Chief Financial Officer